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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Delta Apparel, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
247368 10 3
(CUSIP Number)
E. Erwin Maddrey, II
233 N. Main Street, Suite 200
Greenville, SC 29601
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 8, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	247368 10 3	Page	2	of	6

1	NAMES OF REPORTING PERSONS: E. Erwin Maddrey, II

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	US

	7	SOLE VOTING POWER:

NUMBER OF		968,960

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		968,960

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	968,960

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	11.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 1. Security and Issuer
     a. Title and class of equity securities:
Common Stock
     b. Name and address of principal executive offices of Issuer:
Delta Apparel, Inc.
2750 Premiere Parkway
Suite 100
Duluth, GA 30097
Item 2. Identity and Background
     a. Name of filing person:
E. Erwin Maddrey, II
     b. Business Address:
233 N. Main Street, Suite 200, Greenville, SC 29601
     c. Principal occupation:
          Mr. Maddrey is currently the President of Maddrey & Associates, which provides consulting services. He also serves as a director of Delta Apparel, Kemet Corporation, Blue Cross Blue Shield of South Carolina, Renfro Corporation and Delta Woodside Industries, Inc.
     d. During the last five years, Mr. Maddrey has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     e. During the last five years, Mr. Maddrey has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a final judgment, final decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     f. Citizenship:
United States of America
Item 3. Source and Amount of Funds or Other Consideration
     Not applicable
Item 4. Purpose of Transaction
     Mr. Maddrey disposed of 84,000 shares of the Common Stock through several transactions between April 20, 2006 and May 8, 2006 pursuant to a plan established according to Rule10b5-1.
     Mr. Maddrey holds his Shares primarily for investment and has no plan or proposal (other than a plan established according to Rule 10b5-1) which would relate to or result in:
     a. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
     b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
     c. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
     d. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     e. Any material change in the present capitalization or dividend policy of the Issuer;
f. Any other material change in the Issuer’s business or corporate structure;
     g. Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
     h. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     i. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
     j. Any action similar to any of these enumerated above.
Item 5. Interest in Securities of the Issuer
     a. Aggregate number and percentage of class of securities beneficially owned by the filing person:

Number of Shares	Percentage

968,960	11.2%
Mr. Maddrey owns 968,960 shares of Issuer Common Stock directly. This excludes 86,294 shares of Issuer Common Stock held by the E. Erwin and Nancy B. Maddrey, II Foundation, a charitable trust, as to which shares Mr. Maddrey holds sole voting and investment power, but disclaims beneficial ownership.
     b. Number of Shares as to which there is:
(i)	Sole power to vote or to direct the vote:

968,960

(ii)	Shared power to vote or to direct the vote:

0

(iii)	Sole power to dispose or direct the disposition:

968,960

(iv)	Shared power to dispose or direct the disposition:

0
     c. Description of any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the person named in response to paragraph (a):
          Pursuant to the terms of his plan established according to Rule10b5-1, Mr. Maddrey has disposed of Issuer Common Stock in the last 60 days as follows:

	Number of	Price Per
Date	Shares Sold	Share
4/20/2006	200	$17.55
4/20/2006	2,800	$17.30
4/21/2006	300	$17.75
4/21/2006	3,000	$17.65
4/21/2006	200	$17.55
4/21/2006	3800	$17.45
4/24/2006	100	$17.50
	2,900	$17.30
4/25/2006	3,000	$17.40
4/28/2006	1,100	$17.021
	1,400	$17.02
	500	$17.45
5/4/2006	3,000	$17.35
5/5/2006	5,000	$17.40
5/8/2006	4,000	$17.40
	49,000	$17.44
	1,600	$17.45
	2,100	$17.46
     d. Statement regarding the right of any other person known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.
          Not applicable.
     e. Statement regarding the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities:
          Not applicable.
Item 6.
     Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of Issuer:
     Mr. Maddrey has established a plan pursuant to the requirements of Rule10b5-1with Wachovia

Securities, LLC.
Item 7.
     Material to be Filed as Exhibits:
     Wachovia Securities, LLC Rule 10b5-1 Trading Plan (Stock Only) entered into on September 5, 2005.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 16, 2006

/s/ E. Erwin Maddrey, II
E. Erwin Maddrey, II